UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Perfumania Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

71376c 10 0

(CUSIP Number)

Matthew C. Dallett

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, MA 02199

(617) 239-0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 71376c 10 0
1. Names of Reporting Persons. Glenn H. Nussdorf
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,738,273
8. Shared Voting Power 444,445
9. Sole Dispositive Power 2,738,273
10. Shared Dispositive Power 444,445
11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,182,718
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13. Percent of Class Represented by Amount in Row (11) 32.3%
14. Type of Reporting Person (See Instructions) IN

SCHEDULE 13D CUSIP No. 71376c 10 0
1. Names of Reporting Persons. Stephen L. Nussdorf
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,753,273
8. Shared Voting Power 444,445
9. Sole Dispositive Power 2,753,273
10. Shared Dispositive Power 444,445
11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,197,718
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13. Percent of Class Represented by Amount in Row (11) 32.5%
14. Type of Reporting Person (See Instructions) IN

Introductory Note

This Amendment No. 15 amends the Schedule 13D originally filed June 19, 2003, as amended to date (the “Schedule 13D”), with respect to the common stock, par value $0.01 per share, of Perfumania Holdings, Inc. (the “Issuer”). On August 11, 2008, the Issuer acquired Model Reorg, Inc. (“Model Reorg”) through the merger (the “Merger”) of Model Reorg with and into Model Reorg Acquisition LLC, a wholly owned subsidiary of the Issuer (“Model Acquisition”). Also on August 11, 2008, the Issuer changed its name from “E Com Ventures, Inc.” to “Perfumania Holdings, Inc.”

Item 1.	Security and Issuer

Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

Common stock, $0.01 par value, of Perfumania Holdings, Inc., 251 International Parkway, Sunrise, Florida 33325.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended to add the following:

Stephen L. Nussdorf’s principal occupation is Chairman of the Board of the Issuer.
Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On August 11, 2008, the Issuer completed its acquisition of Model Reorg. Under the terms of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 21, 2007 and amended on July 8, 2008, by and among the Company, Model Reorg, the shareholders of Model Reorg, and Model Acquisition, the Issuer issued to the Model Reorg shareholders 5,900,000 shares of the Issuer’s common stock, including 1,745,444 shares to each of Glenn H. Nussdorf and Stephen L. Nussdorf, and warrants exercisable for the purchase of 1,500,000 shares of the Issuer’s common stock at an exercise price of $23.94 per share (the “Warrants”), including Warrants exercisable for the purchase of 443,757 shares to each of Glenn H. Nussdorf and Stephen L. Nussdorf.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

Glenn H. Nussdorf and Stephen L. Nussdorf own 2,294,516 shares and 2,309,516 shares, respectively, of the Issuer’s outstanding common stock. Each has sole voting and dispositive power over the shares owned by him. (Stephen L. Nussdorf holds 564,072 of his shares in a joint account with his wife.) Each of Glenn H. Nussdorf and Stephen L. Nussdorf disclaims beneficial ownership of the shares held by the other.

Glenn H. Nussdorf and Stephen L. Nussdorf, together, also hold a $5,000,000 Subordinated Secured Convertible Note dated December 9, 2004 (the “Subordinated Note”), which is convertible into 444,445 shares of the Issuer’s common stock at a conversion price of $11.25 per share. They share dispositive power over the Subordinated Note and, therefore, have shared beneficial ownership of the shares into which it is convertible.

Glenn H. Nussdorf and Stephen L. Nussdorf each own Warrants to purchase 443,757 shares of the Issuer’s outstanding common stock. Each of Glenn H. Nussdorf and Stephen L. Nussdorf disclaims beneficial ownership of the Warrants and shares underlying the Warrants held by the other.

Giving effect to the conversion of the Subordinated Note and exercise of the Warrants held by Glenn H. Nussdorf and Stephen L. Nussdorf but not the exercise of any outstanding options or Warrants held by others, Glenn H. Nussdorf and Stephen L. Nussdorf beneficially own 3,182,718shares (32.3%) and 3,197,718 shares (32.5%), respectively, of the Issuer’s common stock. The foregoing percentages assume 8,959,041 shares of the Issuer’s common stock outstanding, the number reported as outstanding as of August 11, 2008 in the Issuer’s Form 8-K filed with the SEC on August 11, 2008.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

At the closing of the Merger, the Issuer and the Model Reorg shareholders, including Glenn H. Nussdorf and Stephen L. Nussdorf, executed a “piggyback” registration rights agreement (the “Registration Rights Agreement”) under which the former Model Reorg shareholders have the right to require the Issuer, at the Issuer’s expense, to include the shares received in the Merger (but not those issuable upon exercise of the Warrants), and any shares of common stock issued in respect thereof, in certain registration statements that the Issuer may file with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”). The shareholders’ registration rights do not apply to registration statements the Issuer files to sell securities (a) issued pursuant to bona fide compensatory arrangements or as consideration for certain acquisitions of businesses or assets or (b) that are solely debt securities or nonconvertible preferred stock, including those issuable upon conversion of such debt securities.

The Registration Rights Agreement contains customary provisions allocating rights and responsibilities in the event the registration involves an underwritten offering and obligating the Issuer and the selling shareholders to indemnify each other against certain liabilities arising from any registration of securities. The Registration Rights Agreement limits the Issuer’s ability to grant superior registration rights to others in the future, except that the Issuer may grant registration rights to persons providing financing and/or selling businesses or assets to the Issuer as long as any such rights are of equal priority and pro rata with the registration rights of the former Model Reorg shareholders.

The right of any former Model Reorg shareholder to request registration pursuant to the Registration Rights Agreement will terminate when that shareholder holds less than the greater of (a) 1% of the outstanding shares of the Issuer’s common stock or (b) the current weekly trading volume of the Issuer’s common stock and is not an affiliate (a control person) with respect to the Issuer.

Warrants

In the Merger, the Issuer issued Warrants to purchase an aggregate of 1,500,000 shares of common stock to the former Model Reorg shareholders, including Warrants to purchase 443,757 shares of the Issuer’s common stock to each of Glenn H. Nussdorf and Stephen L. Nussdorf. Each Warrant will entitle the holder to purchase shares of the Issuer’s common stock at an exercise price of $23.94 per share, payable in cash. The number of shares issuable upon exercise of the Warrants and the exercise price may be adjusted from time to time to reflect stock splits, stock dividends, combinations, reclassifications, mergers and other recapitalization transactions affecting the Issuer’s common stock.

The Warrants will not be exercisable until the third anniversary of the closing of the Merger, provided that the Warrants will become exercisable earlier in the event of any (a) merger, share exchange or consolidation of the Issuer, (b) sale of all or substantially all of the Issuer’s assets, or (c) tender offer or exchange offer pursuant to which not less than 90% of the then outstanding shares of the Issuer’s common stock are tendered or exchanged for other securities, cash or property, other than any such transaction that does not result in a transfer of majority ownership of the Issuer’s combined voting power or assets. Once exercisable, the Warrants will remain exercisable until the tenth anniversary of the closing of the Merger.

Escrow

The Merger Agreement requires the former Model Reorg shareholders, including Glenn H. Nussdorf and Stephen L. Nussdorf, to indemnify the Issuer against certain contingencies relating to Model Reorg. The Issuer has retained in escrow 295,000 shares from those issuable to the former Model Reorg shareholders, including 87,272 shares issuable to each of Glenn H. Nussdorf and Stephen L. Nussdorf, in order to secure their indemnification obligations under the Merger Agreement. The Issuer will retain the escrow shares until 30 days after the filing of the Issuer’s first Form 10-K with the Securities and Exchange Commission that includes audited financial statements covering at least six months of operations of the Issuer post-Merger. During that escrow period, the former Model Reorg shareholders will be entitled to vote the escrow shares but any dividends, distributions or earnings on the shares will be retained in a bank account and paid only as and when the shares are released from escrow.

Item 7.	Material to be Filed as Exhibits
1

Form of Warrant, included as Exhibit A to the Agreement and Plan of Merger, dated as of December 21, 2007, by and among E Com Ventures, Inc., Model Reorg, Inc., the shareholders of Model Reorg, Inc., and Model Reorg Acquisition LLC (Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed December 21, 2007).

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: August 14, 2008

By: /s/ Alfred R. Paliani, attorney-in-fact
Name: Glenn H. Nussdorf
By: Alfred R. Paliani, attorney-in-fact

By: /s/ Alfred R. Paliani, attorney-in-fact
Name: Stephen L. Nussdorf
By: Alfred R. Paliani, attorney-in-fact